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                           September 15, 2020

       Michael Klein
       Chief Executive Officer, President and Chairman
       Churchill Capital Corp III
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: Churchill Capital
Corp III
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed September 3,
2020
                                                            File No. 001-39228

       Dear Mr. Klein:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed September 3,
2020

       Opportunities for Growth in Revenues, Adjusted EBITDA and Free Cash Flow, page 108

   1. We note your response to our prior comment 11 and reissue it in part. Where you discuss the Board's
consideration of opportunities for growth in revenues, Adjusted EBITDA and
                                                        Free Cash Flow in
approving the transaction, please disclose the amounts that are being discussed in terms of
dollar amounts.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Klein
Churchill Capital Corp III
September 15, 2020
Page 2

       You may contact Stephen Kim at (202) 551-3291 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Klein
                                                          Division of
Corporation Finance
Comapany NameChurchill Capital Corp III
                                                          Office of Trade &
Services
September 15, 2020 Page 2
cc:       Michael Aiello, Esq.
FirstName LastName